SEC FILE NO. 70-_____






                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)



                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)




Terrance G. Howson,                   Douglas E. Davidson, Esq.
Vice President and Treasurer          Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary           120 West 45th Street
Michael J. Connolly,                  New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary           Robert C. Gerlach, Esq.
Pennsylvania Electric Company         Ballard Spahr Andrews &
2800 Pottsville Pike                  Ingersoll, LLP
Reading, Pennsylvania  19605          1735 Market Street - 51st Floor
                                      Philadelphia, Pennsylvania     19103-7599



                   (Names and addresses of agents for service)

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.
         -------------------------------------
                  A. Penelec proposes to organize a special purpose business trust under Delaware law ("Penelec Capital Trust"), which will issue and sell from time to time in one or more series through December 31, 2000 up to $125 million aggregate liquidation value of preferred beneficial interests, in the form of Trust Securities (having a liquidation value per interest to be determined) (the "Trust Securities")*. Each Trust Security will represent a cumulative preferred security (the "Preferred Securities") of a Delaware limited partnership ("Penelec Capital L.P."), which will be a special purpose indirect subsidiary of Penelec. Penelec also proposes to form a special purpose Delaware corporation ("Investment Sub"), for the sole purpose of acting as general partner of Penelec Capital L.P. The sole purpose of Penelec Capital Trust will be to acquire the Preferred Securities and to issue the Trust Securities evidencing the Preferred Securities. The sole purpose of Penelec Capital L.P. is to issue one or more series of Preferred Securities and to lend the proceeds thereof, plus the capital contribution (in an amount not to exceed $5 million) made by Penelec in Penelec Capital L.P., to Penelec, which loan will be evidenced by the Subordinated Debentures (defined below) issued by Penelec.


-------------
* The transactions proposed herein are substantially the same as the transactions approved by the Commission in Order dated June 24, 1994 (HCAR No. 35-26071) (monthly income preferred securities ("MIPS")) with the exception that the MIPS were issued by a limited partnership subsidiary of Penelec and the Trust Securities will be issued by a special purpose business trust subsidiary. The trust structure is being utilized to help ensure the intended tax treatment, as discussed below.

           B.      Penelec will acquire the common stock of Investment Sub for a nominal consideration and will capitalize Investment Sub with (i) a capital contribution in the amount of up to $5 million, and (ii) a demand promissory note in the principal amount of up to $13 million, such note to accrue interest, compounded semi-annually, at a rate equal to the Citibank, N.A. base rate as in effect from time to time. Investment Sub will acquire all of the general partner interests in Penelec Capital L.P. for up to $5 million (the "L.P. Equity Contribution").
                  Penelec Capital Trust will apply the proceeds from the sale of the Trust Securities to purchase the Preferred Securities. Penelec Capital L.P. will, in turn, use the proceeds received from the sale of the Preferred Securities, together with the L.P. Equity Contribution, to purchase Penelec's subordinated debentures (individually, a "Subordinated Debenture" and collectively, the "Subordinated Debentures").
           C. Penelec will also unconditionally guarantee the payment by Penelec Capital L.P. of (A) accrued but unpaid distributions on the Preferred Securities, if and to the extent Penelec Capital L.P. has declared such distributions out of funds legally available therefor, (B) the redemption price for any redemption of the Preferred Securities, (C) the aggregate liquidation preference on the Preferred Securities, including all accrued but unpaid distributions, whether or not declared and (D) certain additional amounts (the "Guaranties").


                                       -2-

                  D. Each Subordinated Debenture will be issued under an Indenture to be entered into with United States Trust Company of New York, as trustee, and will have an initial term of up to 49 years. Prior to maturity, Penelec will pay only interest on the Subordinated Debentures at a rate equal to the distribution rate on the Preferred Securities. Such interest payments will constitute Penelec Capital Trust's only income and will be used by it to pay distributions on the Trust Securities, with any excess being distributed indirectly to Penelec as a distribution on Penelec's investment in Penelec Capital L.P., thereby reducing the interest cost on the Subordinated Debentures. Distributions on the Trust Securities will be made not less than semi-annually, and will be cumulative and must be made to the extent that Penelec Capital Trust has legally available funds and cash sufficient for such purposes. However, Penelec will have the right to defer payment of interest on the Subordinated Debentures for up to five years in which event Penelec Capital Trust may similarly defer payment of distributions on the Trust Securities, but in no event may distributions be deferred beyond the maturity date of the Subordinated Debentures. The distribution rates, payment dates, redemption and other similar provisions of each series of Trust Securities will be identical to the interest rates, payment dates, redemption and other provisions of the Subordinated Debentures issued by Penelec with respect thereto.
                  E. Each Subordinated Debenture and related Guaranty will be subordinate to all other existing and future "Senior Indebtedness," as defined below, of Penelec and will have no cross-default provisions with respect to other Penelec indebtedness -- i.e., a default under any other outstanding Penelec indebtedness will not result in a default under the Subordinated Debenture or the Guaranty. However, Penelec may not declare and pay dividends on, or redeem or retire, its outstanding Cumulative Preferred Stock or Common Stock unless all payments then due (whether or not previously deferred) under the Subordinated Debentures and the Guaranties have been made. "Senior Indebtedness" consists of (i) the principal of and premium (if any) in respect of (A) indebtedness of Penelec for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments (including purchase money obligations) for payment of which Penelec is responsible or liable; (ii) all capital lease obligations of Penelec; (iii) all obligations of Penelec issued or assumed as the deferred purchase price of property, all conditional sale obligations of Penelec and all obligations of Penelec under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) certain obligations of Penelec for the reimbursement of any obligor on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of other persons for the payment of which Penelec is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the types referred to in clauses (i) through (v) of other persons

                                       -4-
secured by any lien on any property or asset of Penelec (whether or not such obligation is assumed by Penelec), except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.
                  F. It is expected that Penelec's interest payments on the Subordinated Debentures will be deductible for income tax purposes and that Penelec Capital Trust will be treated as a trust for federal income tax purposes. Consequently, distributions from Penelec Capital Trust to the holders of Trust Securities and indirectly to Penelec will be deemed to constitute distributions of the interest income received by Penelec Capital Trust on the Subordinated Debentures. Consequently, such holders and Penelec will not be entitled to any "dividend received deduction" under the Internal Revenue Code with respect to such distributions.
                  G. A series of the Trust Securities will be subject to mandatory redemption upon redemption of the corresponding series of the Preferred Securities. A series of Preferred Securities will be subject to mandatory redemption upon the maturity or prior redemption of the corresponding series of the Subordinated Debentures, but will not be subject to any mandatory sinking fund. A series of Preferred Securities may also be redeemable at the option of Penelec at a price equal to their liquidation value plus any accrued and unpaid distributions plus any premium negotiated in connection with the marketing of the Trust Securities, (i) at any time after a specified no-call period (if any) which could be up to the life of the issuance, or

                                       -5-
(ii) in the event that (I) Penelec Capital L.P. is required by applicable tax laws to withhold or deduct certain amounts in connection with distributions or other payments, or (II) Penelec Capital L.P. or Penelec Capital Trust is subject to federal income tax with respect to interest received on the Subordinated Debentures, or (III) it is determined that the interest payments by Penelec on the Subordinated Debentures are not deductible for federal income tax purposes or (IV) Penelec Capital L.P. is subject to more than a de minimis amount of other taxes, duties or other governmental charges, or (V) Penelec Capital L.P. becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended ("1940 Act"). Upon occurrence of any of the events set forth in clause (ii) of the immediately preceding sentence, Penelec Capital L.P. and Penelec Capital Trust could be dissolved and the Subordinated Debentures distributed directly to the holders of the Trust Securities and to Penelec on a pro rata basis, resulting in direct ownership of the Subordinated Debentures by the holders of the Trust Securities. The Subordinated Debentures distributed to Penelec will be canceled.
                  In the event that Penelec Capital Trust is required by applicable tax laws to withhold or deduct certain amounts in connection with distributions or other payments, Penelec Capital Trust may also have the obligation, if the Trust Securities are not redeemed or Subordinated Debentures are not distributed to the holders thereof as aforesaid, to "gross up" such payments so that the Trust Securities holders will receive the same payment

                                       -6-
after such withholding or deduction as they would have received if no such withholding or deduction were required. In such latter event, Penelec's obligations under the Subordinated Debentures and the Guaranties would also cover any such "gross up" obligations.
                  H. Upon receipt by Penelec Capital Trust of any distribution from Penelec Capital L.P. upon any voluntary or involuntary liquidation, dissolution or winding up of Penelec Capital L.P., the holders of the Trust Securities will be entitled to receive such amounts in proportion to the respective number of Preferred Securities represented by such Trust Securities, out of the assets of Penelec Capital L.P. available for distribution after satisfaction of liabilities to creditors of Penelec Capital Trust.
                  In the event of any voluntary or involuntary dissolution or winding up of Penelec Capital L.P., the holders of Preferred Securities will be entitled to receive out of the assets of Penelec Capital L.P., after satisfaction of liabilities to creditors and before any distribution of assets is made to the Investment Sub, the sum of their stated liquidation preference and all accumulated and unpaid distributions to the date of payment of the Preferred Securities. All assets of Penelec Capital L.P. remaining after payment of the liquidation distribution to the holders of Preferred Securities will be distributed to the Investment Sub.

                  Upon any liquidation, dissolution or winding up of Penelec, the amount payable on each series of the Preferred Securities would be limited to a pro rata portion of any amount recovered by Penelec Capital L.P. in its capacity as a subordinated debt holder of Penelec. The Subordinated Debentures and the payment obligations under the Guaranty will be subordinate to all other existing and future Senior Indebtedness, except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.
                  I. The constituent instruments of Penelec Capital Trust, including its declaration of trust, will provide, among other things, that Penelec Capital Trust's activities will be limited to the issuance and sale of Trust Securities from time to time and the application of the proceeds thereof to the purchase of the Preferred Securities. Accordingly, it is not proposed that Penelec Capital Trust's constituent instruments include any interest or distribution coverage or capitalization ratio restrictions on its ability to issue and sell Trust Securities, as each such issuance will be supported by a Subordinated Debenture and a Guaranty, and such restrictions would therefore not be relevant or necessary for Penelec Capital Trust to maintain an appropriate capital structure. Moreover, the issuance of Subordinated Debentures by Penelec will be subject to the restriction in Article 6th, Section 8(D) of Penelec's Restated Articles of Incorporation which limits, without the consent of the holders of a majority of Penelec's outstanding Cumulative Preferred Stock, the amount of unsecured indebtedness

                                       -8-

which Penelec may have outstanding at any one time to 20% of the aggregate of the total outstanding principal amount of all bonds and other securities representing secured indebtedness issued or assumed by Penelec plus Penelec's capital stock, premiums thereon, and surplus of Penelec as stated on its books of account. Penelec Capital Trust's constituent instruments will further state that Penelec Capital L.P will be responsible for all liabilities and obligations of Penelec Capital Trust.
                  J. Penelec expects to apply the net proceeds of the sale to Penelec Capital L.P. of Subordinated Debentures to the redemption of outstanding senior securities pursuant to the optional redemption provisions thereof, to the repayment of outstanding short-term debt, for construction purposes, and for other general corporate purposes, including to reimburse Penelec's treasury for funds previously expended therefrom for the above purposes. Penelec will not use any of the net proceeds of the sale of Subordinated Debentures to acquire, either directly or indirectly, any interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO").
                  K.       Rule 54 Analysis.
                  (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At March 31, 1998, GPU's average consolidated retained earnings was

                                       -9-
approximately $2.187 billion, and aggregate investment in EWGs and FUCOs was approximately $1.283 billion or 59% of average consolidated retained earnings. Accordingly, under the November 5 Order, GPU may invest up to an additional $904 million in EWGs and FUCOs.
                  (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.
                  (A) For each  United  States  EWG in  which  GPU  directly  or indirectly holds an interest:
                     (1) the books and records for such EWG will be kept in
                         conformity with United States generally accepted accounting principles
                         ("GAAP");
                     (2) the financial statements will be prepared in accordance with GAAP; and
                     (3) GPU  directly  or through  its  subsidiaries
                         undertakes to provide the Commission  access
                         to such  books  and  records  and  financial
                         statements as the Commission may request.
                  (B) For   each   FUCO  or   foreign   EWG   which   is  a
                      majority-owned  subsidiary  of GPU:

                     (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                     (2) the financial statements for such subsidiary will
                         be prepared in accordance with GAAP; and

                     (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such  books  and  records  and  financial
                              statements, or copies thereof in English, as
                              the Commission may request.
                  (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:
                           (1) such  entity to  maintain  books and  records  in
                               accordance with GAAP;
                           (2) the financial statements of
                               such entity to be prepared in accordance with GAAP; and
                           (3) access by the  Commission  to such books and
                               records and financial  statements (or copies
                               thereof)  in English as the  Commission  may
                               request and, in any event,  will provide the
                               Commission   on   request   copies  of  such
                               materials  as are made  available to GPU and
                               its subsidiaries.  If and to the extent that
                               such  entity's  books,  records or financial
                               statements  are not maintained in accordance
                               with  GAAP,  GPU will,  upon  request of the
                               Commission,   describe  and  quantify   each
                               material variation therefrom as and to the extent required by subparagraphs (a) (2)
                               (iii) (A) and (a) (2) (iii) (B) of Rule 53.
                                      -11-

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.
                  (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).





---------------------
(1)      Penelec  is also  subject  to retail  rate  regulation  by the New York
         Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly
         Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

                  (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                           (A)      Neither  GPU  nor  any
                                    subsidiary  of GPU having a book value
                                    exceeding 10% of GPU's consolidated retained
                                    earnings is the subject of any pending
                                    bankruptcy or similar proceeding.
                           (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.187 billion) represented an increase of approximately $16.3 million (or approximately 0.8%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.171 billion).
                          (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

                  As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

                  Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application (the "Transactions"). The Transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.
                  The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt.
                  GPU's March 31, 1998 consolidated capitalization consists of 45.7% equity and 54.3% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(2)
------------------
(2) The debt ratings of GPU's electric utility subsidiaries have not changed since the issuance of the November 5 Order. Moreover, on February 27, 1998, Standard & Poor's Corporation assigned an "A-" credit rating to the A$1.925 billion senior bank debt of GPU PowerNet.

                  GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(3)
                  Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.
                  Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at March 31, 1998 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
                           The  estimated  fees,  commission  and expenses to be
incurred in connection herewith will be filed by amendment.



--------------------

(3) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         --------------------------------
                  A.  The   acquisition  by  Penelec  of  the  common  stock  of
Investment Sub, the acquisition by Investment Sub of the general partnership interests of Penelec Capital L.P., and the acquisition by Penelec Capital L.P. of the Subordinated Debentures and the Guaranties are subject to Sections 9(a), 10 and 12(b) of the Act and Rule 45 thereunder.
                  B.  The  issuance  and  sale of the  Preferred  Securities  by
Penelec  Capital  L.P.  and the  issuance  and sale of the Trust  Securities  by
Penelec Capital Trust, and the contingent distribution of Subordinated Debentures to the Trust Securities holders, are subject to Sections 6(a) and 7 of the Act and Rule 54 thereunder.
                  C.  Penelec  believes  that the  issuance of its  Subordinated
Debentures and its Guaranties to Penelec Capital L.P. will be exempt from the declaration requirements of the Act by virtue of Rule 45(b) (1) thereunder.

ITEM 4.  REGULATORY APPROVALS
         --------------------
               A. The acquisition by Penelec of the common stock of Investment Sub will require approval of the Pennsylvania Public Utility Commission("PaPUC") under the Pennsylvania Public Utility Code ("Code"). In addition, the issuance by Penelec of its Subordinated Debentures and its Guaranties will require PaPUC approval under the Code. Penelec has filed with the PaPUC a Securities Certificate (attached as an exhibit hereto) seeking such approval. Penelec will file with the PaPUC an application under Section 1102(a)(4) of the Code seeking approval to acquire the common stock of Investment Sub. It is anticipated that the PaPUC will expressly approve such transactions.
                           B. No other state  commission has  jurisdiction  with
respect to the subject transactions and, assuming that your Commission authorizes and approves all aspects of the Transactions (including the accounting therefor), no other federal commission has jurisdiction with respect thereto. Penelec believes that Penelec Capital L.P. and Penelec Capital Trust will be exempt from regulation as an investment company under the 1940 Act, pursuant to the "finance company" exemption afforded by Section 6(a)(5) under the 1940 Act.

ITEM 5.  PROCEDURE.
         ----------
                           It is requested  that the  Commission  issue an order
with respect to the Transactions proposed herein at the earliest practicable date, but in any event not later than September 14, 1998. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.A-1  -
     Certificate of Incorporation of Investment Sub -- to be filed by amendment.

           A-2      -   By-Laws of Investment Sub -- to be filed by amendment.

           A-3      -   Certificate of Limited Partnership of Penelec Capital
                        L.P. -- to be filed by amendment.

           A-4      -   Form of Limited Partnership Agreement of Penelec Capital
                        L.P. -- to be filed by amendment.

           A-5      -   Form of Declaration of Trust of Penelec Capital Trust --
                        to be filed by amendment.

           A-6      -   Form of Trust Agreement of Penelec Capital Trust -- to
                        be filed by amendment.

           A-7      -   Form of Trust Securities Certificate of Penelec Capital
                        Trust -- to be filed by amendment.

           A-8      -   Form of Penelec Subordinated Debenture Indenture - to be
                        filed by amendment.

           A-9      -   Form of Subordinated Debenture instrument--incorporated
                        by reference to Exhibit A-5.

           B-1      -   Form of Guaranty -- to be filed by amendment.

           B-2      -   Form of Underwriting Agreement -- to be filed by
                        amendment.

           C        -   Registration Statement on Form S-3
                        under  the  Securities  Act of  1933
                        relating to the  various  securities
                        which are the subject hereof and all
                        amendments  and exhibits  thereto --
                        Incorporated  by  reference  to  SEC
                        Registration  No.  _________  to  be
                        assigned   to   such    registration
                        statement.

           D-1      -   Copy  of  Securities  Certificate filed by Penelec with
                        the PaPUC with respect to the issuance of Subordinated
                        Debentures and Guaranties.

           D-2      -   Copy of Application under Section 1102(a)(4) of the Code
                        filed with the PaPUC -- to be filed by amendment.

           D-3      -   Copy of PaPUC Order registering  Penelec's Securities
                        Certificates -- to be filed by amendment.

           D-4      -   Copy of PaPUC Order approving the Application under
                        Section 1102(a)(4) of the Code -- to be filed by amendment.

           E        -   Not Applicable.

           F-l      -   Opinion of Berlack, Israels & Liberman LLP -- to be
                        filed by amendment.

           F-2      -   Opinion  of  Ballard Spahr Andrews & Ingersoll, LLP --
                        to be filed by amendment.

           G        -   Proposed form of public notice.

           H        -   GPU Actual and Pro Forma Capitalization ratios.

                  (b)      Financial Statements:

           1-A      -   Penelec   Consolidated   Balance
                                            Sheets,  actual and pro forma, as at
                                            March  31,  1998,  and  Consolidated
                                            Statements of Income, actual and pro
                                            forma,  and  Statement  of  Retained
                                            Earnings,  for the year ended  March
                                            31, 1998; pro forma journal entries.

           1-B      -   GPU  Consolidated  Balance Sheets,
                                            actual  and pro  forma,  as at March
                                            31,    1998,    and     Consolidated
                                            Statements of Income, actual and pro
                                            forma,  and  Statement  of  Retained
                                            Earnings,  for the year ended  March
                                            31, 1998; pro forma journal entries.

           2        -   Reference is made to Financial Statements included in
                        1 above.

           3        -   None.

           4        -   None, except as set forth in the Notes to Financial
                        Statements.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         The proposed Transactions relate to a means of financing Penelec's business. Consequently, the issuance of an order by your Commission with respect to the subject Transactions is not a major Federal action significantly affecting the quality of the human environment.

              No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject Transactions. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed Transactions.

                                    SIGNATURE


         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                         PENNSYLVANIA ELECTRIC COMPANY


                                         By:______________________________
                                           T. G. Howson,
                                             Vice President and Treasurer

Dated:       July 13, 1998